
Mail Stop 4561

September 22, 2017

Christopher A. Chapman
Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road, PO Box 3077
North Canton, OH 44720-8077

Re: **Diebold Nixdorf, Incorporated**
        Form 10-Q for the Quarterly Period Ended June 30, 2017
        Filed July 26, 2017
        File No. 001-04879

Dear Mr. Chapman:

We have reviewed your September 19, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2017 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Consolidated Financial Statements

Note 4: Earnings (Loss) Per Share, page 13

1.   Please refer to our prior comment 3. Tell us your basis for concluding that the redemption value was adjusted to fair value. In your response, please address the fact that the DPLTA sets a redemption amount that is more than the merger consideration paid to other shareholders.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services